

November 19, 2014

Via E-mail
Mr. Javan Khazali, President
New Western Energy Corporation
1140 Spectrum
Irvine, CA 92618

Re: New Western Energy Corporation
Form 10-K for the Fiscal Year ended December 31, 2013
Filed April 14, 2014
File No. 000-54343

Dear Mr. Khazali:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief